[redacted]

08025566

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: US EURO Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13661 Perdido Key Drive, Suite F
(No. and Street)

Perdido Key, (City) Florida (State) 32507 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Roy Fugler 212-631-7770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/12

OATH OR AFFIRMATION

I, Michael Roy Fugler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of US EURO Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chairman

Title

Notary Public

SHEILA J WELLS
MY COMMISSION # DD537594
EXPIRES: Apr. 5, 2010
(407) 398-0153 Florida Notary Service.com

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2007

US EURO SECURITIES, INC.
13661 PERDIDO KEY DRIVE
SUITE PH-1
PENSACOLA, FL 32507

CONTENTS

PART I

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
US EURO Securities, Inc.
Pensacola, Florida

I have audited the accompanying statement of financial condition of US EURO Securities, Inc. (the Company) as of December 31, 2007 and related statements of income, changes in stockholder's equity and cash flows, and for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of US EURO Securities, Inc. as of December 31, 2007 and the results of its operations, stockholder's equity, cash flows, and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Joseph Yafeh, CPA

Los Angeles, California
February 15, 2008

US EURO SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS		
CASH		
Checking		$ 10,115
Money market		346,518
TOTAL CASH		356,633
Accounts receivable		52,816
Due from escrow		17,000
Investment in stocks @ market value		76,443
Furniture and fixtures net of depreciation of $47,759		0
TOTAL ASSETS		$ 502,892
LIABILITIES AND STOCKOLDER'S EQUITY		
LIABILITIES		
Accounts payable & accrued liabilities		$ 64,438
TOTAL LIABILITIES		64,438
SHAREHOLDER'S EQUITY		
Common stock, ($1 par value, 1,000,000 shares authorized, 550,000 shares issued and outstanding)	$ 550,000	
Paid in capital	148,393	
Retained (deficit)	(259,939)	438,454
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 502,892

See Accompanying Notes to Financial Statements

US EURO SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2007

REVENUES - see page 11	$	1,571,489
OPERATING EXPENSES - see page 12		1,454,348
INCOME BEFORE TAX PROVISION		117,141
INCOME TAX PROVISION		
State Tax		1,763
NET INCOME	$	115,378

See Accompanying Notes to Financial Statements

US EURO SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2006	550,000	$ 550,000	$ 148,393	$ (375,317)	$ 323,076
Net Income				115,378	115,378
Balance, December 31, 2007	550,000	$ 550,000	$ 148,393	$ (259,939)	$ 438,454

See Accompanying Notes to Financial Statements

US EURO SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:		
Net income	$	115,378
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		504
Accounts receivable		(19,243)
Securities		11,925
Accrued liabilities		(5,240)
Net Cash Provided by Operating Activities		103,324
Cash Flows for Investing Activities:		0
Cash Flows for Financing Activities:		0
		0
Net Increase in Cash		103,324
Cash at Beginning of Year		253,309
Cash at End of Year	$	356,633
Supplemental Cash Flow Information		
Cash paid for interest	$	180
Cash paid for income tax	$	1,763

See Accompanying Notes to Financial Statements

US EURO SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - ORGANIZATION

US EURO Securities, Inc. (the Company) was incorporated June 15, 1995 in the State of California. The Company is a member of the National Association of Securities Dealers (NASD). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company does not hold customers' funds or securities. Its principal business activity during the year 2007 was investment banking (corporate finance fees) and brokerage commissions. The Company's principal office is in Perdido Key, Florida with a representative in New Jersey.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment have been fully depreciated as of December 31, 2007.

Investments are as follows:

Cash	$48,443
USEURO stocks at market value	28,000
	$76,443

The above stocks were taken as in-kind investment banking fees.

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 - OFF BALANCE-SHEET RISK

The customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 5 – PROVISION FOR INCOME TAX

The company files its tax return on the cash basis. For Federal income tax purposes there is a net operating loss (NOL) of approximately $114,000 which can be carried forward for 20 years to offset future income.

For state tax purposes the loss can be carried forward for 5 years. There is an $800 minimum state tax.

NOTE 6 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of $100,000. See page 8 for the net capital computation.

NOTE 7 – EXEMPTION FROM THE SEC RULE 15C3-3

US EURO Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, US EURO Securities, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph K 2 ii.

NOTE 8 – LIABILITY DISCLOSURE

The Company incurred legal fees in the amount of $17,000 on behalf of clients. These were paid through escrow in January 2008. Additionally, one of the Company's law firms carries a receivable of $9,500. A written agreement exists between the Company and the law firm that funds are due the law firm only if the Company collects monies from their former client.

US EURO SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	438,454
Nonallowable assets		23,625
Options		27,999
NET CAPITAL	$	386,830

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	4,296
Minimum dollar net capital required	$	100,000
Net Capital required (greater of above amounts)	$	100,000
EXCESS CAPITAL	$	286,830
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	380,386

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$	64,438
Percentage of aggregate indebtedness to net capital		17%

RECONCILIATION
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Unaudited net capital	$	386,829
Rounding		1
Audited net capital	$	386,830

See Accompanying Notes to Financial Statements

US EURO SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2007

Non-Allowable Assets:		
Receivable from clients - legal fees	$	17,000
Other receivables		6,625
	$	23,625

Options:		
Stocks issued in lieu of investment banking fees @ market value	$	27,999

See Accompanying Notes to Financial Statements

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF REVENUE AND OPERATING EXPENSES

Board of Directors
US EURO Securities, Inc.
Pensacola, Florida

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2007 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 15, 2008

US EURO SECURITIES, INC.
SCHEDULE OF OPERATING REVENUES
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES

Commissions	$ 1,416,100
Consulting	2,000
CRD income	6,347
Expense reimbursement	67,359
IB fee	14,608
Interest	8,763
Retainer	25,000
Unrealized loss	(8,886)
Other income	40,198
TOTAL REVENUES	$ 1,571,489

See Accompanying Notes to Financial Statements

US EURO SECURITIES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2007

OPERATING EXPENSES		
Audit	$	3,000
Bank service charge		682
Bookkeeping		500
Bond		955
Continuing education		575
Commissions		984,994
Consulting		1,239
Corporate finance fee		114,000
Depreciation		504
Gifts		1,045
IB expense		16,246
Interest expense		180
Internet		6,276
License fee		150
NASD fees		8,942
Office expense		495
Office lease - NY		1,048
Office maintenance & repair		6,570
Office supplies		8,236
Office storage		3,186
Postage and delivery		1,126
Public relations and marketing		551
Professional fees		157,580
Roadshow luncheon		13,942
Settlement expense		5,397
Telephone		7,998
Travel & entertainment		98,184
Webhosting		600
Write off stock		2,359
All other		7,788
TOTAL OPERATING EXPENSES	$	1,454,348

See Accompanying Notes to Financial Statements

PART II

US EURO SECURITIES, INC.

STATEMENT ON INTERNAL CONTROL

DECEMBER 31, 2007

Joseph Yafeh CPA, Inc.
A.Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
US EURO Securities, Inc.
Pensacola, Florida

In planning and performing my audit of the financial statements of US EURO Securities, Inc. (the "Company") for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
US EURO Securities, Inc.
Pensacola, Florida

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 15, 2008

END